SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                         POWER CONTROL TECHNOLOGIES INC.
                         -------------------------------
                               (Name of issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                         (Title of class of securities)

                                  739228-10-4
                     -------------------------------------
                                (CUSIP number)

                                Glenn P. Dickes
                        625 Madison Avenue - 11th Floor
                           New York, New York  10021
                                 (212) 572-8500
                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                with a copy to

                              Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                 (212) 735-3000

                               OCTOBER 23, 1996
                         -----------------------------
                         (Date of event which requires
                           filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement ( ).


                    This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of Power Control Technologies Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the
          Schedule 13D.

          Item 4.   Purpose of Transaction.

               Item 4 is hereby amended to add the following at the end thereof:

                    "On October 23, 1996, Mafco entered into a
          Stock and VSR Purchase Agreement (the "Purchase Agreement"), dated as of October 23, 1996, with PCT and PCT International Holdings Inc., a Delaware corporation and wholly owned subsidiary of PCT ("Purchaser"), pursuant to which Purchaser has agreed to purchase from Mafco, and Mafco has agreed to sell and issue to Purchaser, all the issued and outstanding shares (the "Shares") of capital stock of Flavors Holdings Inc., a Delaware corporation and wholly owned subsidiary of Mafco ("Flavors"), and 23,156,502 Value Support Rights (each a "VSR" and collectively, the "VSRs") to be issued pursuant to the Value Support Rights Agreement (the "VSR Agreement") to be entered into between Mafco and American Stock Transfer & Trust Company, as trustee. Flavors, through its wholly owned subsidiary Mafco Worldwide Corporation, a Delaware corporation, operates Mafco's licorice extract and other flavoring agents manufacturing and distributing business.

                    In consideration for the Shares and VSRs, Purchaser has agreed to pay Mafco cash in the amount of $180 million. In addition, Purchaser shall pay Mafco deferred cash payments of $3.6 million on June 30, 1997 and $3.5 million on December 31, 1997.

                    It is anticipated that the VSRs will be
          distributed to all holders of PCT Common Stock and PCT Preferred Stock promptly following the effectiveness of a registration statement to be filed by Mafco with the Securities and Exchange Commission. Each VSR, subject to certain limitations, entitles its holder to receive a payment, if any, of up to $3.25 per VSR if the 30-Day Average Market Price (as defined in the VSR Agreement) of PCT Common Stock is below $11.00 per share on January 1, 1999; provided, however, Mafco has an optional right to call the VSRs each April 1, July 1, October 1 and January 1 from and including April 1, 1997 to and including October 1, 1998 (each, an "Optional Call Date"). If Mafco calls the VSRs on or before January 1, 1998, holders will be entitled to receive a payment of at least $0.50 and up to $3.25 per VSR if the 30-Day Average Market Price is below $10.25 per share as of such Optional Call Date. If Mafco calls the VSRs after January 1, 1998, each VSR will entitle its holder to a payment, if any, of up to $3.25 per VSR if the 30-Day Average Market Price is below $11.00 per share on such Optional Call Date.

                    Pursuant to the Purchase Agreement, Mafco has agreed to indemnify Purchaser, its subsidiaries and affiliates and certain other persons against damages resulting from or arising out of any breach of any representation or warranty or failure to perform any covenant or agreement made by Mafco under the Purchase Agreement. Similarly, PCT and Purchaser, jointly and severally, have agreed to indemnify Mafco, its subsidiaries and affiliates and certain other persons against damages resulting from or arising out of any breach of any representation or warranty or failure to perform any covenant or agreement made by or on behalf of PCT or Purchaser under the Purchase Agreement or any documents delivered by PCT or Purchaser in connection therewith. Notwithstanding the foregoing, neither Mafco nor PCT and Purchaser will be required to indemnify the other unless the cumulative total of all such damages exceeds $2,000,000 and then only to the extent the cumulative total of such damages exceeds $2,000,000 (excluding tax liability); provided, however, that the maximum amount that Mafco or PCT and Purchaser will be liable for under the Purchase Agreement is $100,000,000 (excluding tax liability).

                    The Purchase Agreement contains a number of representations, warranties and covenants by the parties. Consummation of the transactions contemplated by the Purchase Agreement is subject to a number of conditions, and the Purchase Agreement may be terminated under certain circumstances, all as set forth in the Purchase Agreement.

                    A copy of each of the Purchase Agreement and the VSR Agreement is attached hereto as Exhibit 7 and
          Exhibit 8, respectively, and each is incorporated herein by reference. The foregoing summary of each of the Purchase Agreement and the VSR Agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of such agreements.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended as follows:

               The information set forth in Item 4 is hereby incorporated by reference.

          Item 7.  Material to be Filed as Exhibits.

               Item 7 is hereby amended to add the following at the end thereof:

               Exhibit 7.     Stock and VSR Purchase Agreement,
                              dated as of October 23, 1996, by and
                              between Mafco Consolidated Group Inc.


                              and Power Control Technologies, Inc.
                              and PCT International Holdings Inc.

               Exhibit 8.     Form of Value Support Rights
                              Agreement between Mafco Consolidated
                              Group Inc. and American Stock
                              Transfer & Trust Company, as the
                              trustee (included as Exhibit A to the
                              Stock and VSR Purchase Agreement
                              filed herewith as Exhibit 7).


                                  SIGNATURES

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

          Dated:  October 25, 1996

                              MAFCO HOLDINGS INC.
                              C&F (PARENT) HOLDINGS INC.
                              MAFCO CONSOLIDATED GROUP INC.

                              By:     /s/ Glenn P. Dickes
                                 -----------------------------
                                 Name:  Glenn P. Dickes
                                 Title: Authorized Signatory



                                Exhibit Index

          Exhibit

             7 Stock and VSR Purchase Agreement, dated as of October 23, 1996, by and between Mafco
                     Consolidated Group Inc. and Power Control
                     Technologies, Inc. and PCT International
                     Holdings Inc.

             8 Form of Value Support Rights Agreement between Mafco Consolidated Group Inc. and American Stock Transfer & Trust Company, as trustee (included as Exhibit A to the Stock and VSR Purchase Agreement filed herewith as
                     Exhibit 7).